(TRANSLATION)

To Whom It May Concern:

                                                                  August 6, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                     Notice of Repurchase of Shares through
               N-NET Closing Price Orders on Nagoya Stock Exchange


Toyota Motor Corporation ("TMC") determined the method for repurchasing its shares pursuant to the provisions of Article 210 of the Commercial Code and we hereby inform you as follows.

1. Type of shares to be repurchased                Shares of common stock of TMC

2. Aggregate number of shares to be repurchased    25,000,000 shares

3. Date of repurchase                              August 7, 2003

4. Purchase price                                  JPY 3,060 per share

5. Method of repurchase

              Purchase through N-NET closing price orders on the Nagoya Stock Exchange during the period from 8:20 a.m. to 8:50 a.m. on August 7, 2003 (purchase orders shall be made during such trading hours only.)

6. Publication of the results of repurchase

              The results of repurchase will be announced after the conclusion of the 8:50 a.m. trading hour of August 7, 2003.

       (Note 1)      The above number of shares shall not be changed.
                     However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

       (Note 2) The shares for which orders to sell have been placed shall be repurchased up to the number of shares scheduled to be repurchased.

(Reference)

Matters resolved at the FY 2003 Ordinary General Shareholders' Meeting held on June 26, 2003.

o Type of shares to be repurchased              Shares of common stock of TMC

o Aggregate number of shares to be repurchased  Up to 150,000,000 shares

o Aggregate purchase price of shares            Up to JPY 400,000,000,000

Shares having been repurchased up to August 6, 2003

o Aggregate number of shares repurchased        0 share

o Aggregate purchase price of shares            JPY 0